SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 8 )*

Interleukin Genetics, Inc.
(Name of Issuer)

Common Stock, $.001 par value per share
(Title of Class of Securities)

458738101
(CUSIP Number)

April 6, 2010
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 458738101	13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen A. Garofalo
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 864,967
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 864,967
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 864,967
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒ 2,368,500 (See Item 4)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.4%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 458738101	13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Judith Garofalo, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,368,500
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,368,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,368,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 458738101	13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Pedro Torres, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒ Joint Filing
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,368,500
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH	8	SHARED DISPOSITIVE POWER 2,368,500
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,368,500
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%
12	TYPE OF REPORTING PERSON* IN

CUSIP No. 458738101	13G	Page 5 of 9 Pages

Item 1.

(a)	Name of Issuer

Interleukin Genetics, Inc.

(b)	Address of Issuer’s Principal Executive Offices

135 Beaver Street
Waltham, MA  02452

Item 2.

(a)	Name of Persons Filing

Stephen A. Garofalo (“SAG”)
Judith Garofalo (“JG”)
Pedro Torres (“PT”)

(collectively, the “Reporting Persons”)

(b)	Address of Principal Business Office or, if none, Residence

The residence address for SAG is 6 Teal Court, New City, New York  10956-3156
The residence address for each of JG and PT is 141 Monte Carlo Drive, Palm Beach Gardens, Florida  33418.

(c)	Citizenship

Each of the Reporting Persons are citizens of the United States.

(d)	Title of Class of Securities

Common Stock, $.001 par value per share (the “Common Stock”)

(e)	CUSIP Number

458738101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: NOT APPLICABLE.

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

CUSIP No. 458738101	13G	Page 6 of 9 Pages

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

As of the date of this filing: SAG beneficially owns 864,967 shares of Common Stock of the Issuer consisting of, (i) 50,000 shares owned by SAG’s spouse; and (ii) 814,967 shares owned by First Global Technology Corp. (“First Global”). SAG is the controlling stockholder of First Global and, as such, has the power to vote and dispose of those shares of Common Stock owned by First Global. SAG disclaims beneficial ownership of those shares owned by his Spouse.

On April 6, 2010, SAG transferred the 2,368,500 shares of Common Stock previously owned directly by him to the Stephen A. Garofalo 2010 Interleukin Grantor Retained Annuity Trust (the “Trust”). SAG is the Grantor of the Trust and each of JG and PT are the Trustees of the Trust (JG and PT, collectively the “Trustees”). The Trust has a four year term, beginning on April 6, 2010 (the “Term”). Each year during the Term, the Trustees are required to pay to SAG an annuity amount. Such annuity amount may be paid in shares of the Issuer’s Common Stock so that SAG may again beneficially own all or a part of the 2,368,500 shares of Common Stock initially transferred by him to the Trust.

Each of JG and PT may be deemed to beneficially own the 2,368,500 shares of Common Stock owned by the Trust.

(b)
Percent of class: Taking into consideration that 36,494,890 shares are issued and outstanding as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on March 25, 2010 for the fiscal year  ended December 31, 2009.

As of the date of this filing:

SAG beneficially owns 2.4% of the shares of Common Stock outstanding.
Each of JG and PT beneficially own 6.5% of the shares of Common Stock outstanding.

(c)	Number of shares as to which the person has:

As of the date of this filing:

(i)	Sole power to vote or to direct the vote – 0
(ii)
Shared power to vote or to direct the vote – SAG may be deemed to share the power to vote or direct the vote as to (i) the 50,000 shares of Common Stock owned by his spouse and (ii) the 814,967 shares of Common Stock owned by First Global.

Each of JG and PT share the power to vote or direct the vote of the 2,368,500 shares of Common Stock owned by the Trust.

CUSIP No. 458738101	13G	Page 7 of 9 Pages

(iii)	Sole power to dispose or to direct the disposition of – 0
(iv)
Shared power to dispose or to direct the disposition of – SAG may be deemed to share the power to dispose or direct the disposition as to (i) the 50,000 shares of Common Stock owned by his spouse and (ii) the 814,967 shares of Common Stock owned by First Global.

Each of JG and PT share the power to dispose or direct the disposition of the 2,368,500 shares of Common Stock owned by the Trust.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Please refer to Item 4 herein.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

Not Applicable

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification

By signing below the undersigned certifies that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 458738101	13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 30, 2010	By:	/s/Stephen A. Garofalo
Stephen A. Garofalo, Individually

/s/Judith Garofalo
Dated: April 30, 2010		Judith Garofalo, Trustee

Dated: April 30, 2010		/s/Pedro Torres
Pedro Torres, Trustee

CUSIP No. 458738101	13G	Page 9 of 9 Pages

Exhibit No. 1

JOINT FILING AGREEMENT

The undersigned hereby consent to the joint filing by any of them of a  Statement on Schedule 13G and any amendments thereto, whether heretofore or hereafter filed, relating to the securities of Interleukin Genetics, Inc. and hereby affirms that this Schedule 13G is being filed on behalf of each of the undersigned.

Dated: April 30, 2010	By:	/s/Stephen A. Garofalo
Stephen A. Garofalo, Individually

/s/Judith Garofalo
Dated: April 30, 2010		Judith Garofalo, Trustee

Dated: April 30, 2010		/s/Pedro Torres
Pedro Torres, Trustee